R. Darrell Mounts D 202.778.9298 F 202.778.9100 darrell.mounts@klgates.com

January 15, 2010

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Preliminary Proxy Materials for ASA Limited (File No. 811-21650)

Dear Sir or Madam:

On behalf of ASA Limited (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, are preliminary proxy materials to be used in connection with the Annual General Meeting of Shareholders of the Company to be held on March 11, 2010.

We anticipate that definitive proxy materials will be mailed to shareholders on or about January 29, 2010.

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9298.

Sincerely,

/s/ R. Darrell Mounts

R. Darrell Mounts

cc:	David J. Christensen, ASA Limited
Paul K. Wustrack, Jr., ASA Limited